Exhibit 99-D

FORM OF
NOTICE OF GUARANTEED DELIVERY
FOR TENDER OF
5.30% NOTES DUE 2005
OF
CONECTIV

This Notice of Guaranteed Delivery, or one substantially equivalent to this form, must be used to accept the Exchange Offer (as defined below) if (i) certificates for the Company's (as defined below) 5.30% Notes Due 2005 (the "Initial Notes") are not immediately available, (ii) the Initial Notes, the Letter of Transmittal and all other required documents cannot be delivered to Wachovia Trust Company, National Association (the "Exchange Agent") prior to the Expiration Date (as defined in the Prospectus referred to below) or (iii) the procedures for delivery by book-entry transfer cannot be completed on a timely basis. This Notice of Guaranteed Delivery may be delivered by hand, overnight courier or mail, or transmitted by facsimile transmission, to the Exchange Agent. See "The Exchange Offer" in the Prospectus dated   , 2002 (which, together with the related Letter of Transmittal, constitutes the "Exchange Offer"). Capitalized terms not defined herein have the respective meanings assigned to them in the Prospectus.

The Exchange Agent For The Exchange Offer Is:

Wachovia Trust Company, National Association

By Hand and Overnight Courier:	*By Registered or Certified Mail:*	*By Facsimile*
Wachovia Trust Company, National Association	Wachovia Trust Company, National Association	Wachovia Trust Company, National Association
40 Broad Street	40 Broad Street	(212) 839-7551
New York, NY 10004	New York, NY 10004	
Attention: Semi Selita/Joe Salgado	Attention: Semi Selita/Joe Salgado	*To Confirm by Telephone or for Information Call:*
		(212) 839-7528

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY BY FACSIMILE TO A NUMBER OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an "Eligible Institution" under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

Ladies and Gentlemen:

The undersigned hereby tenders to Conectiv, a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Prospectus dated _____, 2002 (as the same may be amended or supplemented from time to time, the "Prospectus"), and the related Letter of Transmittal (which together constitute the "Exchange Offer"), receipt of which is hereby acknowledged, the aggregate principal amount of Initial Notes set forth below pursuant to the guaranteed delivery procedures set forth in the Prospectus under the caption "The Exchange Offer."

Principal Amount of Initial Notes Tendered:

_____

Name(s) of Registered Holder(s):

_____

_____

Amount Tendered: $_____ *

Certificate No(s). (if available):

_____

(Total Principal Amount Represented by Initial Notes Certificate(s))

$_____

If Initial Notes will be tendered by book-entry transfer, provide the following information:

DTC Account Number: _____

Date: _____

* Must be in denominations of $1,000 or any integral multiple thereof.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and every obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

PLEASE SIGN HERE

X _____

X _____

Signature(s) of Owner(s) or Authorized Signature   Date

_____

Area Code and Telephone Number

Must be signed by the holder(s) of the Initial Notes as their name(s) appear(s) on certificates for Initial Notes or on a security position listing, or by person(s) authorized to become registered holder(s) by endorsement and documents transmitted with this Notice of Guaranteed Delivery. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer or other person acting in a fiduciary or representative capacity, such person must set forth his or her full title below. Please print name(s) and address(es).

Name(s): _____

_____

Capacity: _____

Address(es): _____

_____

_____

GUARANTEE OF DELIVERY

(Not To Be Used For Signature Guarantee)

The Undersigned, a firm or other entity identified in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, as an "eligible guarantor institution," including (as such terms are defined therein): (i) a bank; (ii) a broker, dealer, municipal securities broker, municipal securities dealer, government securities broker or government securities dealer; (iii) a credit union; (iv) a national securities exchange, registered securities association or clearing agency; or (v) a savings association (each of the foregoing being referred to as an "Eligible Institution"), hereby guarantees to deliver to the Exchange Agent, at one of its addresses set forth above, either the Initial Notes tendered hereby in proper form for transfer, or confirmation of the book-entry transfer of such Initial Notes to the Exchange Agent's account at The Depository Trust Company ("DTC"), pursuant to the procedures for book-entry transfer set forth in the Prospectus, in either case together with one or more properly completed and duly executed Letter(s) of Transmittal (or facsimile thereof) and any other required documents within three New York Stock Exchange, Inc. trading days after the date of execution of this Notice of Guaranteed Delivery.

The undersigned acknowledges that it must deliver the Letter(s) of Transmittal and the Initial Notes tendered hereby to the Exchange Agent within the time period set forth above and that failure to do so could result in a financial loss to the undersigned.

(Please Type or Print)

Name of Firm:_____

Address:_____

_____
Zip Code

_____
Area Code and Telephone No.

_____
Authorized Signature

Title:_____

Name:_____
(Please Type or Print)

Dated:_____

NOTE: DO NOT SEND INITIAL NOTES WITH THIS NOTICE OF GUARANTEED DELIVERY. ACTUAL SURRENDER OF INITIAL NOTES MUST BE MADE PURSUANT TO, AND BE ACCOMPANIED BY, A PROPERLY COMPLETED AND FULLY EXECUTED LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS.